Page 1 PA157 (5/02)

ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Spousal Protection Benefit Rider
This rider was issued because you selected the Spousal Protection Benefit Rider. This rider modifies the benefit provided by your Contract, to the extent described below, and the charge for this rider is in addition to charges defined in your Contract.
As used in this rider, "Contract" means the Contract or Certificate to which this rider is attached.
For purposes of this rider, "Rider Date" is the date this rider was made a part of your Contract: xx/xx/xxxx
The annualized Mortality and Expense Risk Charge for this rider is .15%
The following changes are made to your Contract.
I. Co-Annuitant
The Co-Annuitant must be your spouse. As a condition of this rider, your spouse must also be the sole Primary Beneficiary. You may change the Co-Annuitant to a new spouse at any time by providing written notice and proof of remarriage in a form satisfactory to us. Once we accept a change, the change will take effect on the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it. At any time, there may only be one Co-Annuitant under your Contract.
The Co-Annuitant will be deemed to be an Annuitant under the Contract during the Accumulation Phase except under the following circumstances:
o The Death of Annuitant provision does not apply on the death of the Co-Annuitant.
o The latest Payout Start Date will be determined based solely upon your age.
II. Death of Co-Annuitant
If the Co-Annuitant dies prior to the Payout Start Date, then subject to the following conditions, the Contract will be continued according to Option D under the Death of Owner provision of your Contract:
o The Co-Annuitant must have been your legal spouse on the date of his or her death; and
o Option D of the Death of Owner provision of your Contract has not been previously exercised.
The Contract may only be continued once under Option D of the Death of Owner provision.
The Spousal Protection Benefit Rider will terminate and the corresponding Mortality and Expense Risk Charge for this rider will cease as of the date we determine the Death Proceeds.
III. Mortality and Expense Risk Charge
The annualized Mortality and Expense Risk Charge, for this rider, is shown on page 1 of this rider. After the Rider Date, the Mortality and Expense Risk Charge for this rider will not change.

Page [PG NUMBER] PA157 (5/02) IV. Termination of this Rider

You may terminate this rider at any time by written notice in a form satisfactory to us. Otherwise, this Spousal Protection Benefit Rider will terminate and the corresponding Mortality and Expense Risk Charge for this rider will cease on the earliest of the following to occur.
. On the date the rider is terminated under Section II, above; or . Upon the death of the Owner; or . On the date the Contract is terminated; or . On the Payout Start Date.
Except as amended by this rider, the Contract remains unchanged.

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Secretary Chairman and Chief Executive Officer